QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period February 13, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: February 13, 2004	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

SANPAOLO IMI GROUP

        The Board of Directors of SANPAOLO IMI today approved the quarterly results to 31 December 2003.

The main operating items on an annual basis improved:

  •
  Net interest and other banking income rose to 7,482 million euro (+5.9%), thanks to net interest income (+1.7%) and net commissions (+8.9%) and profits from financial transactions (+48.4%)

  •
  Operating income rose to 2,725 million euro (+16.8%) and the cost/income ratio improved (61.9% against 65.1% in 2002)

  •
  Ordinary income was 1,714 million euro (+143.5%)

  •
  Customer financial assets grew (+4.4%); the positive trend in life technical reserves continues (+27.2%)

A dividend of 0.39 € per share will be proposed at the Shareholders' Meeting, which ensures a dividend yield of 4.78% on the basis of the average value of the share price in the past year, with an increase for Shareholders of 30%.

Turin, 13 February 2004—The Board of Directors today approved the results of the SANPAOLO IMI Group for the fourth quarter 2003 and the first prime results for the full year, which show a positive development in the main income lines compared to the preceding year.

In a gradually recovering market, the Group achieved ordinary income of 1,714 million euro (+143.5% against the same period of 2002) and a net improvement in net interest and other banking income (+5.9%), thanks to the growth in both net interest income (+1.7%) and net commissions (+8.9%) and profits from financial transactions (+48.4%), showing less vulnerability to the reduction in rates of interest and volatility in financial markets compared to 2002. Ordinary income benefited, beyond the growth in operating revenues, also from the constant attention to costs and the high quality of the loan portfolio.

Net income was 969 million euro (+7.5%), with a flow in the fourth quarter of 183 million euro, for which increased adjustments to loans were largely responsible.

A dividend of 0.39 € per share will be proposed to the Shareholders' Meeting. On the base of the average price of the share in the past year, the yield is 4.78%, a change on the previous year of 30%.

The results are fully in line with the growth track in the Three-Year Plan, while net income exceeded the budget objectives for 2003: the RoE was in fact 9% (against 8.8% in the Three-Year Plan); RoE of 15% in 2005 and cost/income ratio of 55% objectives at the same date are confirmed.

* * *

Group net interest and other banking income was 7,482 million euro at the end of 2003, thanks to both the positive evolution in net interest income and to the positive performance of commission revenues (+8.9%) and profits from financial transactions and dividends on shares (+48.4%).

Net interest income was 3,716 million euro: the increase of 1.7% against 2002 is substantially due to the positive performance in loans and improvement in customer spreads.

Net loans to customers amounted to 122.4 billion euro, up by 0.6% on an annual basis. The increase was substantially due to the lively development in medium- and long-term loans, which grew in the 12 months by 8%. This allowed for a compensation for the reduction in short-term loans (-10.8%): in fact, if on one side there was a reduction in corporate and institutional positions, on the other there was a good performance in financings to the retail sector (3.9 billion euro in construction mortgages advanced by the domestic bank networks) and loans to public works and infrastructure (the total loans of Banca OPI at the end of the period was around 18.7 billion euro, up 12.1% on an annual basis).

Group net commissions were 3,045 million euro, up by 8.9% on 2002, benefiting in the final quarter from a flow of 864 million euro, the highest in the past two years. This was the result of the good performance in revenues in all sectors. In particular, it should be noted how commissions from management, dealing and consultancy increased by 6.4% because of both the good performance in revenues from securities dealing, custody and currency (+9.8%), and asset management commissions (+5.8%): these last showed a progressive recovery from the beginning of the year, due to the development in total assets under management. It should also be noted that commissions from financings and guarantees and deposits and current accounts recorded increases of more than 15%.

Financial assets of customers amounted to approximately 368 billion euro at the end of December, up by 4.4% on an annual basis.

Direct deposits were 131.7 billion euro, down by1.2% against 2002.

At the end of the year the Group's market share was 10.8% in loans and 10.2% in direct deposits.

The stock of indirect deposits was 236.3 billion euro, up 7.8% from December 2002, as a result of the positive development in funds under management and administration. The positive movement in asset management (+8.1% on an annual basis) is due to both net inflows from the distribution networks (7.7 billion euro against 3.2 billion euro in 2002), and to the performance effect (3 billion euro). The stock of assets under management at the end of December reached 143.7 billion euro.

The SANPAOLO IMI Group, thanks also to a net inflow of almost 2.7 billion euro, continues to occupy the number one position in domestic mutual funds, with a market share of 21.1%.

Life technical reserves confirmed the growth already seen in 2002 (+27.2% on the 12 months): life products represented one of the leading products in asset management and one of the forms of investment preferred by customers. The net flow from the distribution networks 2003 was 6.3 billion euro and brought life technical reserves to 33.5 billion euro.

Assets under administration were 92.6 billion euro (+7.4% on an annual basis).

Profits from financial transactions and dividends on share also grew in 2003 (+48.4% against 2002) to 451 million euro and derived for more than two thirds from dealing in securities, exchange rates and derivatives by Banca IMI and the Parent Bank.

Profits from companies carried at equity and dividends from shareholdings were 270 million euro (-14% on an annual basis). This derives from the opposite results between profits from companies carried at equity (+16.4%), up thanks above all to the good results achieved by the insurance companies. and the non-recurring dividends on minority stakes paid to the Group in 2002.

Operating income was 2,725 million euro, up 16.8% on an annual basis, thanks also to a strict policy of cost containment.

Administrative costs were 4,606 million euro (+0.6%): the increase, significantly lower than the rate of inflation, was largely due to the increase in personnel costs (+1%), while other administrative costs and indirect duties and taxes remained stable. In particular, personnel costs (2,841 million euro) were affected by exogenous factors, such as salary increases following the application of the CCNL employment contract (falling due at the end of 2003) partially counterbalanced by containment and personnel optimisation, down by 2.9% in average terms compared to 2002: the benefits expected from the initiatives to personnel leaving incentives will be fully felt from 2004 but have already starter to show in the current year.

Other administrative costs (1,509 million euro) remained substantially unchanged on the 2002 levels, confirming the attention on different types of cost: consequently the cost/income ratio improved, from 65.1% to 61.9%, with a reduction of more than 3 percentage points because of improved revenue growth.

Amortization for merger goodwill and positive differences on consolidation and net equity were 157 million euro, down 28% on the previous year, thanks to the completion at the end of 2002 of the amortization over 10 years of the goodwill related to the incorporation of the former Banca Provinciale Lombarda and the former Banco Lariano; the data for 2002 furthermore discounted the posting of value adjustments on positive differences arising on consolidation of the Fideuram Wargny group.

Provisions and net adjustments to loans and financial fixed assets were 854 million euro, against 1,412 million in 2002, with a reduction of 39.5%: the reduction is largely due to the recovery in value of the shareholding in Santander Central Hispano for 215 million euro, against a value adjustment of 399 million euro booked in 2002.

The amount includes 190 million euro in provisions for risk and charges, down 27.2% on an annual basis, thanks both to the redefinition of the regulations on subsidized construction loans and to the end of restructuring costs in 2002 for the integration of Fideuram and Banca Sanpaolo Invest.

Net value adjustments to loans and provisions for guarantees and commitments were 727 million euro, up by 23.2% compared to 590 million euro in 2002. This includes provisions for 90% of the exposure to the Parmalat Group (273 million euro) and the almost full provision against exposure to the Cirio Group (10 million euro). The generic reserve of the Group in 2003 was more than 1.1 billion euro, or 0.9% of the performing loan portfolio: this risk coverage is held to represent a fair balance between the high quality of the loan portfolio and the instability of the economic scenario.

Compared to 2002, net non-performing loans (1,180 million euro against 1,249 at the end of December 2002, -5.5%) were reduced, as were problem loans, loans restructured and in course of restructuring (-8.2%. 1,341 million euro against 1,460 in 2002): cover ratios were respectively 73% and 34%. Non-guaranteed to loans to countries at risk (22 million euro against 58 million at the beginning of the year) fell by more than 62.1%.

Credit risk indices remain good: the ratio between net non-performing loans and net loans to customers, and that of problem loans and loans in course of restructuring to net loans to customers were 0.9% and 1%.

The valuation of financial fixed assets produced net writebacks of 63 million euro, compared to 561 million net adjustments in 2002, due, as noted earlier, Above all to the Santander Central Hispano share price (215 million euro). Shareholdings recorded net writebacks of 70 million euro, while investment securities were adjusted by 7 million. In the shareholding portfolio, adjustments were made to the shareholdings in H3G (minus 101 million euro) and Fiat (minus 12 million euro, due to the realignment to December market values).

Net extraordinary charges were 43 million euro, against 320 million in net revenues in 2002. The net flow in the year includes 470 million euro in provisions made mainly to support the extraordinary charges deriving from the recourse to the "Fondo di Solidarietà" for leaving incentives, only partially counterbalanced by greater income from the sale of shareholdings such Banque Sanpaolo (239 million for the majority share) and Finconsumo Banca (44 million for the first 20%) and 73 million euro in revenues from the use of reserves for potential excess charges.

Income before taxes was 1,671 million euro (+63.2%), the tax rate 39.6%.

At the end of December 2003 the solvency ratios of the Group were estimated at 7.4% (tier 1 ratio) and 10.5% (total ratio).

At 31 December 2003, the SANPAOLO IMI share price was 10.34 euro, up 66.8% from the beginning of the year, compared to an increase in the MIB Bancario (Milan Bank Index) of 30.3%.

The US Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This press release contains forward-looking statements which reflect management's current views on certain future events and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Furthermore, certain forward-looking statements are based upon assumptions of events which may not prove to be accurate. The following could cause actual results to differ materially from those projected or implied in any forward-looking statements: competitive conditions or unexpected changes in the markets served by Sanpaolo IMI, fiscal policy or plans in Italy or the European Union, unexpected turbulence in interest rates, foreign exchange rates or equity prices, regional or general changes in asset valuations, the business and financial condition of the company or its customers, Italian and foreign laws, regulations and taxes and the adequacy of loss reserves and general economic conditions in Italy and in other countries where Sanpaolo IMI conducts its business. These factors should not be considered as exhaustive. Because of such uncertainties and risks, readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this press release. Sanpaolo IMI assumes no responsibility to update any such forward-looking statements.

SANPAOLO IMI Group
Investor Relations Team

Dean Quinn 011.5552593
Damiano Accattoli 011.5553590
Alessia Allemani 011.5556147
Andrea Filtri 011.5556965
Cristina Montarolo 011.5555907
Anna Monticelli 011.5552526
Fax 011.5552989
E-mail investor.relations@sanpaoloimi.com

Reclassified consolidated statement of income

	2003	2002 pro-forma(1)	Change 2002/2003 pro-forma
	(€/mil)	(€/mil)	(%)
NET INTEREST INCOME	3,716	3,653	+1.7

Net commissions and other net dealing revenues	3,045	2,795	+8.9
Profits and losses from financial transactions and dividends on shares	451	304	+48.4
Profits from companies carried at equity and dividends from shareholdings	270	314	-14.0

NET INTEREST AND OTHER BANKING INCOME	7,482	7,066	+5.9

Administrative costs	-4,606	-4,578	+0.6
—personnel	-2,841	-2,814	+1.0
—other administrative costs	-1,509	-1,508	+0.1
—indirect duties and taxes	-256	-256	—
Other operating income, net	333	354	-5.9
Adjustments to tangible and intangible fixed assets	-484	-508	-4.7

OPERATING INCOME	2,725	2,334	+16.8

Adjustments to goodwill and merger and consolidation differences	-157	-218	-28.0
Provisions and net adjustments to loans and financial fixed assets	-854	-1,412	-39.5
—provisions for risks and charges	-190	-261	-27.2
—adjustments to loans and provisions for guarantees and commitments	-727	-590	+23.2
—net adjustments to financial fixed assets	63	-561	n.s.

INCOME BEFORE EXTRAORDINARY ITEMS	1,714	704	+143.5

Net extraordinary income	-43	320	n.s.

INCOME BEFORE TAXES	1,671	1,024	+63.2

Income taxes for the period	-661	-443	+49.2
Change in reserves for general banking risks	7	363	-98.1
Income attributable to minority interests	-48	-43	+11.6

NET INCOME	969	901	+7.5

(1)
The pro forma data for 2002 have been prepared to allow a consistent comparison to 2003. The pro forma reflect the line-by-line consolidation of Inter-Europa Bank and Eptaconsors and the proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from line-by-line consolidation of Banque Sanpaolo and IW Bank and the proportional consolidation of Finconsumo Banca again from that date.

Quarterly analysis of the reclassified consolidated statement of income

	2003					2002 pro forma (1)
	Fourth quarter	Third quarter pro-forma(1)	Second quarter pro-forma(1)	First quarter pro-forma(1)	Quarterly average	Fourth quarter	Third quarter	Second quarter	First quarter	Quarterly average
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)

NET INTEREST INCOME	921	939	932	924	929	926	906	920	901	913

Net commissions and other net dealing revenues	864	786	713	682	761	751	665	686	693	699
Profitti e Profits and losses from financial transactions and dividends on shares	112	76	178	85	113	68	22	129	85	76
Profits from companies carried at equity and dividends from shareholdings	48	67	99	56	68	58	60	142	54	79

NET INTEREST AND OTHER BANKING INCOME	1,945	1,868	1,922	1,747	1,871	1,803	1,653	1,877	1,733	1,767

Administrative costs	-1,210	-1,128	-1,152	-1,116	-1,152	-1,205	-1,113	-1,157	-1,103	-1,145
—personnel	-735	-696	-713	-697	-710	-733	-683	-709	-689	-704
—other administrative costs	-419	-365	-372	-353	-377	-404	-372	-378	-354	-377
—indirect duties and taxes	-56	-67	-67	-66	-64	-68	-58	-70	-60	-64
Other operating income, net	89	82	81	81	83	92	93	91	78	89
Adjustments to tangible and intangible fixed assets	-148	-113	-116	-107	-121	-159	-128	-112	-109	-127

OPERATING INCOME	676	709	735	605	681	531	505	699	599	584

Adjustments to goodwill and merger and consolidation differences	-42	-35	-46	-34	-39	-91	-40	-45	-42	-55
Provisions and net adjustments to loans and financial fixed assets	-469	-71	-180	-134	-214	-658	-453	-150	-151	-353
—provisions for risks and charges	-83	-44	-36	-27	-48	-98	-65	-53	-45	-65
—adjustments to loans and provisions for guarantees and commitments	-435	-122	-102	-68	-182	-263	-181	-54	-92	-148
—net adjustments to financial fixed assets	49	95	-42	-39	16	-297	-207	-43	-14	-140

INCOME BEFORE EXTRAORDINARY ITEMS	165	603	509	437	428	-218	12	504	406	176

Net extraordinary income	168	-38	-215	42	-11	150	35	79	56	80

INCOME BEFORE TAXES	333	565	294	479	417	-68	47	583	462	256

Income taxes for the period	-137	-213	-122	-189	-165	42	-74	-242	-169	-111
Change in reserves for general banking risks	1	6	—	—	2	352	13	-2	—	91
Income attributable to minority interests	-14	-13	-12	-9	-12	—	-14	-15	-14	-11

NET INCOME	183	345	160	281	242	326	-28	324	279	225

(1)
The pro forma data have been prepared to allow a consistent comparison. The pro forma reflect the line-by-line consolidation of Inter-Europa Bank and Eptaconsors and the proportional consolidation of Cariforlì from 1 January 2002, the exclusion from line-by-line consolidation of Banque Sanpaolo and IW Bank and the proportional consolidation of Finconsumo Banca again from that date, as well as, only for the first quarter of 2002, the line-by-line consolidation of the former Cardine Group, for the first time at 30 June 2002 with accounting effect from 1 January 2002.

Reclassified consolidated balance sheet

	31/12/2003	31/12/2002 pro-forma (1)	Change 31/12/03- 31/12/02 pro-forma
	(€/mil)	(€/mil)	(%)
ASSETS
Cash and deposits with central banks and post offices	1,475	1,499	-1.6
Loans	146,362	145,921	+0.3
— due from banks	21,808	21,744	+0.3
— loans to customers	124,554	124,177	+0.3
Dealing securities	22,393	19,015	+17.8
Fixed assets	9,631	9,103	+5.8
— investment securities	2,816	2,391	+17.8
— equity investments	4,560	4,172	+9.3
— intangible fixed assets	343	398	-13.8
— tangible fixed assets	1,912	2,142	-10.7
Differences arising on consolidation and on application of the equity method	958	1,080	-11.3
Other assets	21,270	23,027	-7.6

Total assets	202,089	199,645	+1.2

LIABILITIES
Payables	159,725	157,369	+1.5
— due to banks	28,024	24,133	+16.1
— due to customers and securities issued	131,701	133,236	-1.2
Provisions	4,164	3,889	+7.1
— for taxation	856	742	+15.4
— for termination indemnities	966	967	-0.1
— for risks and charges	2,034	1,832	+11.0
— for pensions and similar	308	348	-11.5
Other liabilities	20,575	20,738	-0.8
Subordinated liabilities	6,415	6,605	-2.9
Minority interests	269	342	-21.3
Shareholders' equity	10,941	10,702	+2.2

Total liabilities	202,089	199,645	+1.2

(1)
The pro forma data at 31 December 2002 have been prepared to allow a consistent comparison to 2003. The pro forma reflect the line-by-line consolidation of Inter-Europa Bank and Eptaconsors and the proportional consolidation of Cariforlì from 1 January 2002, as well as the exclusion from line-by-line consolidation of Banque Sanpaolo and IW Bank and the proportional consolidation of Finconsumo Banca again from that date.

Quarterly analysis of the reclassified consolidated balance sheet

	2003
					2002 pro-forma(1)
		30/9 pro-forma(1)	30/6 pro-forma(1)	31/3 pro-forma(1)
	31/12				31/12	30/9	30/6	31/3
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS
Cash and deposits with central banks and post offices	1,475	963	974	967	1,499	965	1,086	1,502
Loans	146,362	139,679	146,381	148,267	145,921	142,835	143,830	144,214
—due from banks	21,808	17,607	20,050	22,741	21,744	21,604	22,450	20,702
—loans to customers	124,554	122,072	126,331	125,526	124,177	121,231	121,380	123,512
Dealing securities	22,393	23,642	24,580	20,489	19,015	23,068	24,384	25,058
Fixed assets	9,631	9,690	9,586	9,866	9,103	9,812	10,406	11,521
—investment securities	2,816	2,864	2,895	2,950	2,391	2,634	3,185	3,484
—equity investments	4,560	4,424	4,253	4,453	4,172	4,478	4,428	5,175
—intangible fixed assets	343	334	339	370	398	371	389	411
—tangible fixed assets	1,912	2,068	2,099	2,093	2,142	2,329	2,404	2,451
Differences arising on consolidation and on application of the equity method	958	992	1,027	1,055	1,080	1,148	1,195	1,175
Other assets	21,270	22,893	26,460	22,131	23,027	22,982	22,781	22,831

Total assets	202,089	197,859	209,008	202,775	199,645	200,810	203,682	206,301

LIABILITIES
Payables	159,725	155,736	160,518	162,154	157,369	159,913	162,937	164,353
—due to banks	28,024	26,638	28,087	27,896	24,133	26,686	30,155	32,455
—due to customers and securities issued	131,701	129,098	132,431	134,258	133,236	133,227	132,782	131,898
Provisions	4,164	4,026	3,680	3,908	3,889	4,293	4,181	4,585
—for taxation	856	725	436	838	742	1,195	1,078	1,412
—for termination indemnities	966	985	971	971	967	975	995	998
—for risks and charges	2,034	2,007	1,925	1,751	1,832	1,776	1,760	1,800
—for pensions and similar	308	309	348	348	348	347	348	375
Other liabilities	20,575	20,555	27,311	19,010	20,738	19,593	19,566	19,505
Subordinated liabilities	6,415	6,484	6,784	6,533	6,605	6,210	6,147	5,785
Minority interests	269	298	292	354	342	437	445	805
Shareholders' equity	10,941	10,760	10,423	10,816	10,702	10,364	10,406	11,268

Total liabilities	202,089	197,859	209,008	202,775	199,645	200,810	203,682	206,301

(1)
The pro forma data have been prepared to allow a consistent comparison. The pro forma reflect the line-by-line consolidation of Inter-Europa Bank and Eptaconsors and the proportional consolidation of Cariforlì from 1 January 2002, the exclusion from line-by-line consolidation of Banque Sanpaolo and IW Bank and the proportional consolidation of Finconsumo Banca again from that date, as well as, only for the first quarter of 2002, the line-by-line consolidation of the former Cardine Group, for the first time at 30 June 2002 with accounting effect from 1 January 2002.

QuickLinks

SIGNATURES
SANPAOLO IMI GROUP
Reclassified consolidated statement of income
Quarterly analysis of the reclassified consolidated statement of income
Reclassified consolidated balance sheet
Quarterly analysis of the reclassified consolidated balance sheet